EXHIBIT 99.3

WORKDAY, INC.

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

As you know, on August 1, 2018 (the “Closing Date”), Workday, Inc. (“Workday”) acquired Adaptive Insights, Inc. (“Adaptive Insights,” and such acquisition, the “Merger”) pursuant to the Agreement and Plan of Merger by and among Workday, Armadillo Acquisition Sub, Inc., and Adaptive Insights, dated June 11, 2018 (as amended, the “Merger Agreement”). Prior to the Merger, you were granted one or more awards of restricted stock units to acquire shares of Adaptive Insights common stock (the “Adaptive Insights RSU(s)”) under the Adaptive Insights, Inc. 2013 Equity Incentive Plan (the “Plan”) and documented by a restricted stock unit agreement (or restricted stock unit agreements) and any amendment(s) entered into by and between you and Adaptive Insights (collectively, the “RSU Agreement(s)”). As a result of the Merger, Workday assumed your outstanding and unvested Adaptive Insights RSU(s) and converted them into restricted stock units to acquire shares of Workday Class A common stock. This Restricted Stock Unit Assumption Agreement (the “Agreement”) evidences the terms of Workday’s assumption of your outstanding and unvested Adaptive Insights RSU(s)).

The number of shares of Workday Class A common stock subject to your assumed Adaptive Insights RSU(s) was determined by multiplying the Exchange Ratio of 0.263449 (as determined in accordance with the terms of the Merger Agreement) by the number of outstanding and unvested shares remaining subject to your Adaptive Insights RSU(s) immediately prior to the Closing Date (rounded down to the next whole number of shares of Workday Class A common stock). These adjustments are intended to preserve immediately after the Merger the aggregate fair market value of the underlying shares immediately prior to the Merger.

The vesting commencement date, vesting schedule and expiration date of your assumed Adaptive Insights RSUs(s) remain the same as set forth in the RSU Agreement(s) (with the number of shares subject to each vesting installment adjusted to reflect the effect of the Merger). All other provisions which govern either the settlement or the termination of your assumed Adaptive Insight RSU(s) remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s) will govern and control your rights under this Agreement to acquire shares of Workday Class A common stock, except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Merger.

Unless the context otherwise requires, any references in the Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation” means Workday, (ii) “Stock,” “Common Stock” or “Shares” means shares of Workday Class A common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Workday and (iv) the “Committee” means the Compensation Committee of the Board of Directors of Workday. All references in the RSU Agreement(s) and the Plan relating to your status as an employee of Adaptive Insights will now refer to your status as an employee of Workday or any present or future Workday subsidiary.

To receive shares upon the vesting of your assumed Adaptive Insights RSU(s), you must utilize Workday’s designated broker, currently Morgan Stanley.

Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future restricted stock units you may receive, if any, from Workday will be governed by the terms of the Workday equity plan under which such restricted stock units are granted, and such terms may be different from the terms of your assumed Adaptive Insights RSU(s), including, but not limited to, vesting and forfeiture upon your termination of employment.

*    *    *

By initializing your Morgan Stanley account, you agree to and acknowledge the terms and conditions of this Agreement, including without limitation, that your Adaptive Insights RSU(s) have been assumed by Workday and are as set forth in the RSU Agreements for such assumed Adaptive Insights RSU(s), the Plan and this Agreement.

If you have any questions regarding this Agreement or your assumed Adaptive Insights RSU(s), please send an email to stock.admin@workday.com; write us at Workday, Inc., 175 East 400 South, Suite 200, Salt Lake City, UT 84111, attention Global Stock Administration; or telephone us at 1-877-967-5329 and ask for Global Stock Administration.

WORKDAY, INC.

By:	Aneel Bhusri
Title:	Co-founder, Chief Executive Officer and Director